ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

May 24, 2021
VIA EDGAR TRANSMISSION
Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	ETF Series Solutions (the “Trust”)
File Nos. 333-179562 and 811-22668
Volshares Large Cap ETF (the “Fund”)
Dear Ms. Brutlag,
This correspondence responds to the comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to Post-Effective Amendment No. 689 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”), on March 30, 2021 (the “Amendment”) (SEC Accession No. 0000894189-21-001942) with respect to the Fund, a series of the Trust. For your convenience, in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses. Terms not otherwise defined herein have the same meaning as in the Amendment.
Comment 1.    The Principal Investment Strategy states that “[e]ach Wednesday, the Whitford Model identifies the twenty-five companies that will be included in the Index through the following Tuesday.” Please disclose that the Fund is rebalanced and reconstituted on a weekly basis.
Response:    As disclosed in the Amendment, the Fund’s investment objective is to track the performance, before fees and expenses, of the Index, and the Fund has a policy of investing all, or substantially all, of its assets in the component securities that make up the Index. The Sub-Adviser determines when to buy or sell securities in seeking to achieve the Fund’s investment objective and in keeping with the Fund’s policies. While the Fund is expected to generally rebalance alongside the Index, such determination is within the discretion of the Sub-Adviser. Because the Fund does not have a formal rebalance date, the Trust respectfully declines to add the requested disclosure.
Comment 2.    Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response:    The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”

Comment 3.    Please confirm whether shareholders were given notice of the change in sub-adviser and whether shareholders had the opportunity to vote on such change.
Response:    The Trust filed a supplement to the Fund’s summary prospectus, prospectus, and statement of additional information on March 1, 2021 (SEC Accession No. 0000894189-21-001296), which was mailed to shareholders, to notify shareholders of changes to the Fund’s sub-adviser.
Rosenblatt Global Advisors, LLC (“RGA”) is currently serving as the Fund’s sub-adviser pursuant to an interim sub‑advisory agreement. The Board of Trustees of the Trust has also approved a new investment sub-advisory agreement with the Fund’s adviser and RGA, which will become effective pending shareholder approval. Shareholder approval is expected on or before July 29, 2021.

If you have any questions regarding the above response, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.
Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary

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